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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Ferenbach, Carl		Crown Castle International Corp. (CCI)
	(Last) (First) (Middle)
	c/o Berkshire Partners LLC One Boston Place, Suite 3300	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			September 10, 2002
	(Street)
		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Boston, MA, 02108 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Exe- cution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		8/19/02				P			58,886	A	$1.75		14,733,748		I		(1)

	Common Stock		8/19/02				P			3,114	A	$1.75		14,733,748		I		(2)

	Common Stock		8/20/02				P			237,443	A	$1.7481360158		14,733,748		I		(1)

	Common Stock		8/20/02				P			12,557	A	$1.7481360158		14,733,748		I		(2)

	Common Stock		8/21/02				P			474,886	A	$1.75		14,733,748		I		(1)

	Common Stock		8/21/02				P			25,114	A	$1.75		14,733,748		I		(2)

	Common Stock		8/26/02				P			23,744	A	$2.05		14,733,748		I		(1)

	Common Stock		8/26/02				P			1,256	A	$2.05		14,733,748		I		(2)

	Common Stock		8/28/02				P			115,017	A	$2.10		14,733,748		I		(1)

	Common Stock		8/28/02				P			6,083	A	$2.10		14,733,748		I		(2)

	Common Stock		9/6/02				S			7,251,928	D	$3.96		14,733,748		I		(3)

	Common Stock		9/6/02				P			7,251,928	A	$3.96		14,733,748		I		(3)

	Common Stock		9/6/02				S			78,204	D	$3.98		14,733,748		I		(4)

	Common Stock		9/6/02				P			78,204	A	$3.98		14,733,748		I		(4)

	12 3/4% Senior Exchangeable Preferred Stock		9/6/02				S			21,756	D	$487.73		44,208.675		I		(3)

	12 3/4% Senior Exchangeable Preferred Stock		9/6/02				P			21,756	A	$487.73		44,208.675		I		(3)

	12 3/4% Senior Exchangeable Preferred Stock		9/6/02				S			238	D	$488.21		44,208.675		I		(4)

	12 3/4% Senior Exchangeable Preferred Stock		9/6/02				P			238	A	$488.21		44,208.675		I		(4)

(1) By Fifth Berkshire Associates LLC. The Reporting Person is a managing member of Fifth Berkshire Associates LLC, the sole general partner of Berkshire Fund V, Limited Partnership (“Fund V”). The transaction reported represents an open-market purchase by Fund V. The Reporting Person disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(2) By Berkshire Investors LLC (“Berkshire Investors”). The Reporting Person is a managing member of Berkshire Investors. The transaction reported represents an open-market purchase by Berkshire Investors. The Reporting Person disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(3) The transaction reported represents a private sale by Fund V to Berkshire Fund VI, Limited Partnership (“Fund VI”). The Reporting Person is also a managing member of Sixth Berkshire Associates LLC, the sole general partner of Fund VI and thus this transaction represents a change in the nature of the Reporting Person's indirect beneficial ownership (by Fund VI instead of Fund V). The Reporting Person disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(4) The transaction reported represents a private sale by Fund V to Berkshire Investors. The Reporting Person is also a managing member of Berkshire Investors and thus this transaction represents a change in the nature of the Reporting Person's indirect beneficial ownership (by Berkshire Investors instead of Fund V). The Reporting Person disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	6.25% Cumulative Convertible Preferred Stock		$36.875(1)		9/06/02				S				669,295

	6.25% Cumulative Convertible Preferred Stock		$36.875(1)		9/06/02				P			669,295

	6.25% Cumulative Convertible Preferred Stock		$36.875(1)		9/06/02				S				7,315

	6.25% Cumulative Convertible Preferred Stock		$36.875(1)		9/06/02				P			7,315

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Immed.	N/A		Common Stock	907,518.64		$16.31		1,360,000		I		(2)

	Immed.	N/A		Common Stock	907,518.64		$16.31		1,360,000		I		(2)

	Immed.	N/A		Common Stock	9,918.64		$16.31		1,360,000		I		(3)

	Immed.	N/A		Common Stock	9,918.64		$16.31		1,360,000		I		(3)

Explanation of Responses:

(1) The conversion price is currently $36.875, but is subject to adjustment pursuant to the Certificate of Designations, Preferences and Relative, Participating, Optional and other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof 6.25% Cumulative Convertible Preferred Stock.

(2) The transaction reported represents a private sale by Fund V to Fund VI. The Reporting Person is a managing member of each of Fifth Berkshire Associates, LLC, the sole general partner of Fund V and Sixth Berkshire Associates LLC, the sole general partner of Fund VI and thus this transaction represents a change in the nature of the Reporting Person's indirect beneficial ownership (by Fund VI instead of Fund V). The Reporting Person disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(3) The transaction reported represents a private sale by Fund V to Berkshire Investors. The Reporting Person is a managing member of Berkshire Investors and thus this transaction represents a change in the nature of the Reporting Person's indirect beneficial ownership (by Berkshire Investors instead of Fund V). The Reporting Person disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

/s/ Carl Ferenbach	9/10/02
**Signature of Reporting Person	Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.